Exhibit 1.01

Conflict Minerals Report

Enovis Corporation has included this Conflict Minerals Report as an exhibit to its Form SD for the period from January 1, 2025 to December 31, 2025 as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). Unless the context indicates otherwise, the terms “Enovis,” “we,” “its,” “us,” and “our” refer to Enovis Corporation and its consolidated subsidiaries. As used herein, “Conflict Minerals” or “3TG” is defined as, consistent with the Conflict Minerals Rule, cassiterite, columbite-tantalite (coltan), gold, wolframite and the derivatives tin, tantalum and tungsten.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary 3TG benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG, and (3) political, regulatory and economic developments, whether in the Democratic Republic of the Congo (“DRC”) and its adjoining countries (collectively, the “Covered Countries”), the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

Company and Product Information

Enovis Corporation is an innovation-driven medical technology growth company dedicated to developing clinically differentiated solutions that generate measurably better patient outcomes and transform workflows. Powered by a culture of continuous improvement, global talent and innovation, our extensive range of products, services and integrated technologies fuels active lifestyles in orthopedics and beyond.

Our continuing in-scope product categories for 2025 were orthopedic devices. For a further discussion of our products, see our Annual Report on Form 10-K for the year ended December 31, 2025. The information contained in our Form 10-K and other external materials referenced herein, including our website, is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or the Form SD.

Applicability of the Conflict Minerals Rule to Our Company

We are subject to the Conflict Minerals Rule because some of the products that we manufacture contain 3TG that are necessary to their functionality or production. Our in-scope products contain tin, tantalum, tungsten and gold, although no in-scope product contains all four 3TG.

We generally do not source 3TG from smelters or refiners and have no direct relationships with mines, and we believe that we are in most cases many levels removed from all of these market participants. However, through the efforts described in this Conflict Minerals Report, we seek to align our sourcing practices with our Conflict Minerals Policy, which is described below, and encourage conflict free sourcing in our supply chain.

For 2025, we were unable to determine the origin of 3TG contained in each of our in-scope products. While some of our suppliers processed minerals sourced in Covered Countries from smelters and refiners that are not certified to be conflict-free, none of the necessary 3TG contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the Covered Countries. The terms “armed group” and “DRC conflict free” herein have the meanings contained in the Conflict Minerals Rule.

Our Conflict Minerals Policy

We are committed to being a responsible corporate citizen and are opposed to human rights abuses such as are occurring in the DRC. To this end, we have adopted and communicated to our suppliers and the public a company policy (the “Conflict Minerals Policy”) for the supply chain of 3TG.

The Conflict Minerals Policy includes, but is not limited to, our expectations that:

1.	The components, parts and products supplied to us are DRC conflict free within the meaning of the Conflict Minerals Rule;

2.	Our suppliers define, implement and communicate to sub-suppliers their own 3TG policy consistent with our Conflict Minerals Policy and the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”); and

3.	Our suppliers require that their direct and indirect sub-suppliers implement policies, procedures and frameworks that are consistent with the OECD Guidance, and that our suppliers otherwise work with sub-suppliers to ensure traceability of 3TG.

We do not embargo responsibly sourced 3TG from the Covered Countries or other conflict-affected and high-risk areas and encourage our suppliers to continue to source responsibly from the Covered Countries or other conflict-affected and high-risk areas, from sources that do not support conflict.

We have a mechanism for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy. The contact information for our grievance mechanism is www.enovis.ethicspoint.com.

Our policy is available on our website at https://ir.enovis.com/static-files/5f7e2a02-e1de-4317-aa11-f1a284e476c0.

Reasonable Country of Origin Inquiry Information

As required by the Conflict Minerals Rule, for 2025, we conducted a “reasonable country of origin inquiry” (“RCOI”). For our RCOI, to the extent applicable, we utilized the processes and procedures set forth in the OECD Guidance, in particular Steps 1 and 2, some aspects of which are discussed below.

Our inquiry included approximately 213 suppliers that we identified as having provided us with components, parts or products that contain 3TG or that we believe may have provided us with components, parts or products that contain 3TG (the “Suppliers”).

We utilize the Conflict Minerals Reporting Template (the “CMRT”) developed by the Responsible Minerals Initiative (the “RMI”) to identify smelters and refiners in our supply chain. The CMRT requests Suppliers to provide information concerning the usage and source of 3TG in their products, as well as information concerning their related compliance efforts. We utilize a third-party service provider (the “Service Provider”) to conduct our Supplier outreach and follow-up, as well as for the review and validation of Supplier responses.

We requested in writing, through the Service Provider, that the Suppliers provide us with a completed CMRT. The Service Provider followed up by email or phone on our behalf with Suppliers that did not respond to the request within the specified time frame. The Service Provider followed up with non-responsive Suppliers, or Suppliers that submitted incomplete or otherwise deficient responses.

Smelter and refiner information provided by Suppliers was reviewed by the Service Provider against the RMI’s list of known smelters and refiners. To the extent that a smelter or refiner identified by a Supplier is not on that list, the Service Provider may take additional steps to attempt to determine whether the listed entity is a smelter or refiner. Smelter and refiner information also was reviewed against the lists of “Conformant” and “Active” (each as defined below) smelters and refiners published by the RMI.

The Service Provider bases its country of origin determinations on publicly available information, its outreach to smelters and refiners and information provided by suppliers in their completed CMRTs.

The Service Provider attempted to reach out to the smelter or refiner directly and conducted research to gain more information about the smelter’s or refiner’s sourcing practices, including the countries of origin of the minerals that it processes.

We take steps to gather additional information from suppliers whose responses lead us to believe additional information is warranted to help ensure that our supply chain is responsibly sourcing 3TG. For 2025, the Suppliers identified to us 332 smelters and refiners that processed or may have processed the necessary 3TG contained in our in-scope products. These smelters and refiners include 207 smelters and refiners identified as Conformant and 8 identified as “Active”. This information is based primarily on company-level declarations from Suppliers. Accordingly, many of these smelters and refiners may not be part of our supply chain, as we generally were not able to collect data at the product-level.

“Conformant” means that a smelter or refiner has successfully completed an assessment against the applicable Responsible Minerals Assurance Process (“RMAP”) standard or an equivalent cross-recognized assessment. Included smelters and refiners were not necessarily Conformant for all or part of 2025 and may not continue to be Conformant for any future period.

“Active” means that the smelter or refiner is currently engaged in the RMAP but a conformance determination has yet to be made.